UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

Publicly-held Company

CNPJ/MF nº 32.785.497/0001-97

MATERIAL FACT

Voluntary Termination of the Company’s ADR Program

Natura &Co Holding S.A. (“Natura &Co” or “Company”), in compliance with the provisions of Article 157, paragraph 4, of Law No. 6404/76 and the Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44/21 and, following the Material Fact disclosed by the Company on January 18, 2024, hereby informs its shareholders and the market in general that the Company's Board of Directors, in a meeting held on this date, approved: (i) the termination of the Company's American depositary receipts program (“ADR Program”); and (ii) the termination of the deposit agreement dated as of November 1, 2019 (the “Deposit Agreement”) between the Company, The Bank of New York Mellon (the “Depositary”), as depositary of the Company's American depositary shares (the “ADS”), represented by American Depositary Receipts (the “ADRs”), each representing two common shares, no par value, and owners and holders of ADSs.

The Company has notified the Depositary of the termination of the Deposit Agreement and instructed the Depositary to send a notice of termination to the holders and beneficial owners of ADSs and to take all necessary measures applicable to the termination of the ADR program. The effective date of the termination of the Deposit Agreement will be August 7, 2024.

Natura &Co will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being and will continue to comply with its reporting obligations under the Exchange Act following the termination of the ADR program.

Natura &Co clarifies that the termination of the ADR program does not impact the listing of its common shares on the B3 S.A. - Bolsa, Brasil, Balcão, under the Novo Mercado listing segment. The Company will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations and intends to continue disclosing its periodic reports, annual and interim results, and communications, as required by applicable laws and regulations on its website (https://ri.naturaeco.com).

São Paulo, April 10, 2024.

Guilherme Castellan

CFO and Investor Relations Officer Natura &Co Holding S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

This communication may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: April 10, 2024